 EXHIBIT 99.5

Mogo Announces First Quarter 2020 Financial Results

Aggressive response to COVID-19 expected to result in the Company generating $5.0-$6.0 million of Operating cash flow net of investing activities in Q2 2020

Company sees strong loan performance with record low default rates & 2% of customers currently receiving active relief

Mogo expanding monetization strategy with upcoming launch of referral model

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, June 3, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced its financial and operational results for the first quarter ended March 31, 2020.

“In the past several months, we’ve made significant changes – both financially and strategically – in response to the COVID-19 pandemic and the resulting economic impact. We thank our team members who have done an unbelievable job during these challenging times,” said David Feller, Mogo’s Founder and CEO. “It’s clear that financial health is more important than ever, and consumers will increasingly look for a mobile-first digital solution to help them achieve this. With one million members and more than $250 million invested to date, our leading digital platform remains a unique and valuable asset in the Canadian market. Among the changes we have made recently, we are expanding our monetization strategy to include a new referral model for the financial products we do not offer today. This new referral strategy will provide a simpler, faster path to monetization and additional fee-based revenue streams.”

“As we outlined in a recent business update and COVID-19 response, we have taken quick and decisive action to navigate both the near-term economic uncertainty as well as create a leaner, more efficient cost structure that better positions our business for the long term,” said Greg Feller, President and CFO. “In addition to temporarily stopping loan originations, which has an immediate positive impact on cash flow, we have reduced cash operating expenses by approximately 50% in Q2 2020 as compared to Q4 2019.  These two actions, along with the strong performance of our loan portfolio, which has seen record-low defaults in April and May and above-average principal paydowns, are expected to result in positive cash flow from operations net of investing activities of $5-$6 million for Q2 2020. We have been in this business for more than 15 years and always believed this portfolio – made up of small-dollar loans with low regular payments – would be resilient during extremely challenging times.”

Mr. Feller added: “We have significantly improved our overall balance sheet health in 2020, highlighted by the first-quarter sale of the majority of our MogoLiquid loan portfolio, subsequent debt reduction, and the recent amendment and extension of our convertible debentures to 2022.  Once we see market conditions stabilize, we plan to slowly resume on-balance-sheet lending, in addition to expanding our lending partnerships and introducing new referral models to further monetize our member base. Access to responsible credit solutions remains one of the pillars to financial health, and we have deep capabilities and data as well as the most convenient mobile-first loan experience in Canada.”

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Q1 2020 Business Highlights

•	Active members increased 26% year over year to 1,022,000 at quarter end, placing Mogo among the largest fintech companies in Canada by total members.

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Sold the majority of our MogoLiquid loan portfolio to goeasy Ltd. (“goeasy”) for gross consideration of $31.6 million. In conjunction with the sale of the MogoLiquid loan portfolio, we repaid and extinguished one of our two credit facilities, which held an outstanding balance of $29.3 million at year end.

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Signed a three-year lending partnership with goeasy following a successful pilot program that started in October 2019. The partnership enables Mogo to fully monetize our lending platform and drive new recurring fee-based revenue with no capital investment or risk of these loans.

•	Amended and extended the marketing collaboration agreement with Postmedia Network Inc. until January 2023.

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Successful beta launch of carbon offset program for MogoSpend. For every dollar spent using the Mogo Visa* Platinum Prepaid Card, Mogo will offset one pound of CO2 on the consumer’s behalf. Full card rollout expected in Q3 2020.

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Subsequent to Q1 2020, in May 2020, amended certain terms of our 10% convertible senior secured debentures previously set to mature on May 31, 2020. The amendments include, among other things, extending the maturity date of the convertible debentures to May 31, 2022.

Q1 2020 Financial Highlights

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Core revenue[2] increased by 7% to $12.2 million, compared with $11.3 million in the same period in 2019. Revenue was $13.9 million, a decrease of 7% compared to $14.9 million in the same period last year.

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Adjusted EBITDA[1] was $0.5 million, compared with $2.2 million in the first quarter of 2019. This decrease is primarily attributable to a $1.2 million increase in provision for loan losses in Q1 2020 as a result of COVID-19. This provision is not the result of any significant increase in COVID-19 related defaults to date, but rather an upfront provision recognized for potential future losses on the existing book as at March 31, 2020, giving weight to the possibility that the economic conditions surrounding COVID-19 worsen or persist longer than expected.

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Adjusted cash net loss[1] for Q1 2020 was ($5.2) million, an increase of 32% compared to ($4.0) million in the same period last year. Net loss was ($10.1) million, compared with ($5.0) million in the same period in 2019.

•	At March 31, 2020, the Company had $25.5 million in combined cash and investment portfolio ($6.5 million of Cash and $19.0 million investment portfolio).

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1 For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended March 31, 2020.

2 In light of the sale of the majority of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue related to Liquid loans. The prior period comparative figures for core revenue have been revised to conform with the new definition. Refer to “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended March 31, 2020 for a reconciliation of core revenue to amounts reported in previous periods.

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COVID-19 Impact

In light of the uncertain economic environment, Mogo has undertaken a number of initiatives to support our customers as well as reduce expenses and more efficiently manage our capital resources. Specific actions and results include:

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In March 2020, we temporarily paused new on-balance-sheet loan offers, instead focusing on servicing our existing members and loan customers, and directed a certain portion of the reduced loan demand to our lending partner.

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To date we have provided approximately 5% of our loan customers with some form of relief, including reduced interest and deferred payments, with less than half of these customers still on relief as at the date of this filing. In the second quarter to date, we have also experienced a decrease in the rate of customer default relative to historical levels.

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Operating expense reduction initiatives with an estimated $5.0 million reduction in Q2 2020 operating cash costs relative to the fourth quarter of 2019, with a focus on deferring growth investments in technology and development and marketing. Included in this target reduction are cash personnel costs that are capitalized to intangible assets. Some of these cost reductions relate to variable expenses such as marketing, for which some increase would be expected if we were to resume a higher level of loan originations.

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Reductions to headcount include natural attrition and both temporary and permanent layoffs. As of today, we have seen a reduction in headcount of over 40% since December 31, 2019, of which 40% have become permanent.

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Implemented temporary salary reductions including a 40% reduction for our CEO and President & CFO, 5-20% for most of our other salaried employees and reduced hours for the majority of other hourly based employees.

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In April 2020, we exercised our option to capitalize interest payments for Q2 2020 of our non-convertible subordinated debentures, rather than making monthly interest payments in cash. By contrast, Mogo paid $1.5 million of cash interest in respect of these debentures in Q1 2020.

Financial Outlook

We expect that our cost reduction initiatives combined with the temporary suspension of new loan offers and the strong performance of our existing loan portfolio to date, will significantly improve our cash flow from operations net of investing activities in the second quarter of 2020.

•	In Q1 2020, we reported net cash (used in) operating and investing activities of ($4.3) million, before one-time proceeds from the sale of the MogoLiquid loan portfolio.

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In Q2 2020, we expect to report net cash generated from operating and investing activities of positive $5.0 million to $6.0 million, an improvement of $9.3 million to $10.3 million compared to Q1 2020, excluding one-time proceeds from the MogoLiquid loan portfolio.

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Postmedia Amendment

The Company also announced that in light of the ongoing COVID-19 global pandemic, it has entered into an amendment to the marketing collaboration agreement (the “Amendment”) with Postmedia Network Inc. (“Postmedia”) pursuant to which Postmedia agreed to waive certain amounts related to its payments payable by Mogo through December 31, 2020 in exchange for the Mogo reducing the exercise price of the 1,546,120 common share purchase warrants previously issued to Postmedia.

In connection with the Amendment, Mogo has agreed to amend the exercise price of: (i) the 1,196,120 common share purchase warrants originally issued to Postmedia in 2016, 50% of which expire on January 25, 2021 and 50% of which expire on January 25, 2023 (the “2016 Warrants”); and (ii)  the 350,000 common share purchase warrants issued to Postmedia in February 2020, which expire on August 24, 2023 (the “2020 Warrants”), to a price that is not lower than $1.292, being the volume-weighted average price of the Mogo shares on the Toronto Share Exchange (the “TSX”) during the 5-day period ending June 2, 2020, from the existing exercise price of $2.96 and $3.537, respectively. The amendments to the 2016 Warrants and the 2020 Warrants are subject to TSX approval.

NASDAQ Notification

Mogo also announced it has received a notification letter from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) indicating that the Company no longer meets the continued listing requirement of minimum stockholders’ equity of US$2.5M, as set forth in the Nasdaq Listing Rule 5550(b)(1) .

The Nasdaq notification has no immediate effect on the listing or trading of Mogo’s shares on the Nasdaq and does not impact its listing on the Toronto Stock Exchange.  The Company has until August 28, 2020 to regain compliance with the continued listing requirements and will be deemed to comply if the market value of its listed securities exceeds US$35M for a minimum of 10 consecutive business days during the compliance period or if its reported stockholders’ equity exceeds US$2.5M during the compliance period. Pursuant to Nasdaq listing rules, the Company has 45 calendar days to submit a plan to regain compliance. If approved, Mogo can be granted an extension of up to 180 days to regain compliance. If Mogo does not regain compliance and is not granted additional time, then its shares will be subject to delisting, at which time the Company may appeal the delisting determination. The notification will have no effect on the operations of the Company’s business, and the Company will take all reasonable measures to regain compliance.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q1 2020 financial results at 5:00 p.m. EDT on June 3, 2020. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (833) 968-2206 or (778) 560-2782 (International). The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

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Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue (total revenue excluding revenue from bitcoin mining and revenue related to Liquid loans), adjusted EBITDA, adjusted net income (loss) and adjusted cash net income (loss), to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the Period Ended March 31, 2020 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding Mogo’s response to COVID-19, the reduction of its expenses, its path to cash flow positive, the resumption of on-balance lending, the expansion of lending partnerships and the introduction of new referral models. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2020 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Financial wellness continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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